amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

82-4867

02 MAR 22 AM 8:16

02015990

To:	The Securities and Exchange Commiss
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	22 March 2002
Pages: Including cover page	6.

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

p.p. [signature]

Robyn Fry
General Counsel & Company Secretary

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

dw 3/22

A biotechnology research & development company

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

22 March 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

P.P.

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/03/2002

TIME: 09:19:54

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Completes Emfilermin Neuropathy Trial

FILE 82-48

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE
22 March 2002

AMRAD COMPLETES EMFILERMIN NEUROPATHY TRIAL

Amrad Corporation Limited (ASX:AML) today advised that the Phase II clinical trial on emfilermin has clearly demonstrated that the drug did not reduce chemotherapy-induced peripheral nerve damage.

The results showed that emfilermin was not effective in ameliorating or preventing the nerve damage side effects caused by some chemotherapy treatments in cancer patients.

Managing Director Dr Sandra Webb said Amrad had decided to cease further development of emfilermin for this particular therapeutic indication.

"However, chemotherapy-induced peripheral neuropathy is just one possible therapeutic indication for emfilermin," Dr Webb said. "Amrad has also partnered with Serono, one of the world's largest biotechnology companies, to develop emfilermin as a drug to improve success rates of IVF treatment. The Serono project recently completed Phase I clinical trials and is expected to progress to Phase II proof of concept studies during 2002."

Amrad has two other compounds in clinical development. AM336 for relief of chronic severe pain successfully completed a Phase I/II safety and tolerability trial last month and planning is in progress for a full Phase II study. AM365 for treatment of chronic hepatitis B virus infection is due to report Phase II proof of concept results by the fourth quarter of 2002.

Dr Webb said the disappointing result from the emfilermin clinical trial for nerve protection was not a major setback for the Company. "Amrad has a great portfolio of compounds in key therapeutic areas like hepatitis B, chronic pain, cardiovascular disease, stroke, reproductive health, rheumatoid arthritis and asthma. The Company has deliberately adopted this portfolio approach to drug discovery and development to guard against the scenario of a product falling over in the Phase I or Phase II stage of development. We are not a one-throw-of-the-dice biotech company," she said.

Amrad Corporation Limited

Amrad Corporation Limited is an Australian research-based biotechnology company. Amrad's in-house pharmaceutical R&D expertise is focused on three key areas: infectious diseases, neurological disease, and allergy and inflammation. Amrad's R&D activity targets the clinical development of compounds for serious chronic human diseases, focused on early commercial returns. Amrad currently has six projects in preclinical and clinical development, three of which are in or will shortly commence Phase II clinical trials.

Amrad Corporation Limited cont:

The lead clinical projects include AM336 for the treatment of chronic severe pain (Phase I/II completed); AM365 for the treatment of hepatitis B virus infection (Phase II ongoing); emfilermin for the treatment of reproductive health in collaboration with Serono (Phase I completed and Phase II scheduled); AM132 and AM133 for the treatment of cardiovascular disease (preclinical testing) in collaboration with Gencell Inc (a wholly owned subsidiary of Aventis) and Edwards Lifesciences respectively; and AM36 (preclinical testing and Phase I scheduled by DevCo to start Q2 2002) for the treatment of stroke in collaboration with DevCo Pharmaceuticals. In the preclinical stage of testing, Amrad has partnered with Cambridge Antibody Technology to co-develop human antibody drugs neutralising GM-CSF receptor activity in inflammatory diseases such as rheumatoid arthritis.

Amrad's strategy is to add significant value to its portfolio of candidate pharmaceutical products, to the point where they can be licensed to international pharmaceutical companies. If the projects are successful, Amrad receives a return on research and development expenditure comprising cash receipts and a royalty stream based on product sales.

Further information contact: **Anne Hayward — 03 9208 4320 or 03 9208 4000**